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                                                                       EXHIBIT 8



                                 June 11, 1997



Crescent Operating, Inc.
777 Main Street
Fort Worth, TX 76102

Ladies and Gentlemen:


       You have requested opinions as to the current status of Crescent Real Estate Equities Company ("Crescent Equities") as a real estate investment trust (a "REIT") under sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"),(1) and as to certain of the federal income tax consequences of a series of transactions involving (i) the acquisition by Crescent Real Estate Funding VII, L.P. ("Funding VII"), a partnership of which Crescent Real Estate Equities Limited Partnership (the "Crescent Operating Partnership") is a limited partner, of certain real property and improvements (the "Facilities") from subsidiaries of Magellan Health Services, Inc. ("Magellan") and (ii) the formation and spin-off of Crescent Operating, Inc. ("Crescent Operating"). The spin-off of Crescent Operating is described in the Form S-1 filed on April 15, 1997, as amended. All capitalized terms not otherwise defined herein have the meaning set forth in the Form S-1.


       Crescent Operating was formed on April 1, 1997, by the Crescent Operating Partnership. Prior to completing the purchase of the Facilities, the Crescent Operating Partnership will spin off Crescent Operating to its 84 percent partner, Crescent Equities, to Crescent Real Estate Equities, Ltd. ("Crescent Ltd."), the subsidiary of Crescent Equities that is the Crescent Operating Partnership's general partner, and to the Crescent Operating Partnership's other limited partners. Crescent Ltd. will in turn distribute its stock in Crescent Operating to Crescent Equities, which will then distribute all of its stock in Crescent Operating to its shareholders.
Crescent Operating's senior management will be the same as Crescent Equities. Five members of the Crescent Operating Board also will be the same as the members of the Crescent Equities Board, but it is anticipated that the Crescent Operating Board will include two members who are unaffiliated with Crescent Equities.


       In connection with the formation and capitalization of Crescent Operating, the Crescent Operating Partnership contributed cash and advanced funds to Crescent Operating in the aggregate amount of $29.4 million. Of that amount, approximately $14.1 million was contributed in cash and approximately $15.3 million was loaned to Crescent Operating pursuant to a five-year term loan (the "Note"). Approximately $9.9 million outstanding under the Note was repaid on June 11, 1997 as a result of the sale by Crescent Operating to an affiliated entity of a 12.38% limited partner interest in the partnership that owns the Dallas Mavericks. The Note is recourse and is secured, directly or through negative pledges, by the assets acquired from Carter-Crowley Properties,





--------------------

(1) All section references herein, unless otherwise noted, are to the Code or to the regulations issued thereunder.
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Inc. and owned by Crescent Operating and, upon acquisition, the CBHS Interest
(defined below) (collectively, the "Assets"). The Note will bear interest at the rate of 12 percent per annum, compounded annually, and is payable quarterly in an amount equal to the lesser of (i) the net cash flow for the preceding quarter and (ii) the total amount of principal and accrued interest outstanding on the loan. Crescent Operating has also obtained a line of credit for up to $20.4 million from the Crescent Operating Partnership that bears interest at the same rate and is payable on similar terms as the Note, except that it will mature five years after the last draw.



       As a condition to the consummation of the Real Estate Purchase and Sales Agreement, as amended (the "Agreement"), and the other Transaction Documents, Magellan formed Charter Behavioral Health Systems, LLC ("CBHS"). Crescent Operating and Magellan will enter into a Contribution Agreement with CBHS.
This agreement will provide that in consideration for a 50 percent interest in CBHS to be held by a wholly owned subsidiary of Magellan, Magellan will contribute a number of assets related to the operation of the Facilities. In addition, Crescent Operating will contribute $5 million cash to CBHS. In consideration of the cash contribution, CBHS will deliver to Crescent Operating 50 percent of the issued and outstanding capital equity interests in CBHS (the "CBHS Interest"). Following the closing of the Agreement, CBHS and its affiliates will lease the Facilities from Funding VII.


       You have requested that we render opinions addressing the following federal income tax issues:

       1. Whether Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1996, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future;

       2. Whether the Distribution will be taxable to Crescent Equities, to its shareholders, and to the limited partners of the Crescent Operating Partnership;

       3. Whether Crescent Operating will be treated for federal income tax purposes as a corporate entity separate from and not an agent of either Crescent Equities or the Crescent Operating Partnership in light of Crescent Operating's proposed relationship with Crescent Equities and the Crescent Operating Partnership;

       4. Whether Crescent Operating and Crescent Equities will be treated as a stapled entity for federal income tax purposes under section 269B(a)(3) of the Code;
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       5.     Whether the rents received by Crescent Equities from CBHS and its affiliates will constitute "rents from real property" under section 856(b) of the Code;

       6. Whether the Note will constitute debt for federal income tax purposes; and

       7. Whether Crescent Equities will be considered to have met the requirements of section 856(c)(5) of the Code for the quarter during which it held Crescent Operating stock.

       Our opinions are based upon the provisions of the Code, Treasury Regulations, and the reported interpretations thereof by the Internal Revenue Service ("IRS") and by the courts in effect as of the date hereof, all of which are subject to change, both retroactively or prospectively, and to possibly different interpretations. We assume no obligation to update the opinion set forth in this letter. We believe that the conclusions expressed herein, if challenged by the IRS, would be sustained in court. Because our opinion is not binding upon the IRS or the courts, however, there can be no assurance that a contrary position may not be asserted successfully by the IRS.

  I.   Documents and Representations

       For the purpose of rendering these opinions, we have examined and relied on originals, or copies certified or otherwise identified to our satisfaction, of the following:

       1. the Real Estate Purchase and Sale Agreement between Magellan and the Crescent Operating Partnership dated January 29, 1997;

       2. the First Amendment to the Real Estate Purchase and Sale Agreement between Magellan and the Crescent Operating Partnership dated February 28, 1997;

       3. the Warrant Purchase Agreement between Magellan and the Crescent Operating Partnership dated January 29, 1997;


       4. a Form of Contribution Agreement between Magellan, Crescent Operating and CBHS


       5. a Form of Intercompany Agreement between the Crescent Operating Partnership and Crescent Operating (the "Intercompany Agreement");


       6. the Registration Statement of Crescent Operating filed on Form S-1 dated April 15, 1997 (File No. 333-25223), as amended;


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       7.     the Certificate of Incorporation of Crescent Operating dated
              April 1, 1997;


       8. the First Amended and Restated Certificate of Incorporation of Crescent Operating (the "Restated Certificate");



       9.     the Form of Amended and Restated Bylaws of Crescent Operating;


       10.    a Form of Master Lease Agreement;

       11.    a list of tenants under leases at each Facility; and

       12. such other documents or information as we have deemed necessary for the opinions set forth below.

       In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies.

  II.  Opinions

       A.     Overall Status of Crescent Equities as a REIT

       We hereby reconfirm the opinions expressed in our letter of May 8, 1997, a copy of which was filed as Exhibit 8.01 to a Form 8-K filed May 8, 1997, by Crescent Equities. Accordingly, we are of the opinion that Crescent Equities qualified as a REIT under the Code with respect to its taxable years ending on or before December 31, 1996, and is organized in conformity with the requirements for qualification as a REIT, its manner of operation has enabled it to meet the requirements for qualification as a REIT as of the date of this Prospectus, and its proposed manner of operation will enable it to meet the requirements for qualification as a REIT in the future.

       B. Taxability of Distribution to Crescent Equities, to its Shareholders, and to the Limited Partners of the Crescent Operating Partnership

       The contribution of cash and assets by Crescent Operating Partnership into Crescent Operating will itself be tax-free if it qualifies under section 351, which provides that a transfer to a corporation in exchange for its stock will be tax-free provided that the transferor is in control of the corporation following the transfer. For this purpose "control" is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of
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all classes of stock entitled to vote.  Section 368(c).  Because, however, it is planned that the stock of Crescent Operating will be distributed, first by Crescent Operating Partnership to its partners, and then by Crescent to its shareholders, it is necessary to take into account such distributions.

       Although not directly on point, section 351(c) provides that for purposes of determining control, a distribution by any corporate transferor of part or all of the stock which it receives in the exchange to its shareholders shall not be taken into account. Furthermore, the IRS has ruled that, in the context of a complete liquidation of a partnership, the distribution by the partnership of stock received in an exchange otherwise complying with section 351 did not violate the control requirement. Rev. Rul. 84-111, 1984-2 C.B. 88. We also note that in the instant situation, the parties could have the Crescent Operating Partnership distribute the assets and cash to its partners and have had them contribute the cash and assets directly into Crescent Operating, and so the situation does not suggest that the redistribution of the stock in Crescent Operating is in any way abusive. Based upon the foregoing, it is our opinion that the transfer of cash and assets into Crescent Operating satisfies the requirements of section 351.


       Nevertheless, under section 311, the distribution of the Crescent Operating stock by Crescent Equities to its shareholders will cause Crescent Equities to recognize taxable income corresponding to the difference, if any, between its basis in such Crescent Operating stock and the fair market value thereof at the time of the distribution. The basis of Crescent Equities in the stock will equal its pro rata share of the basis of the Crescent Operating Partnership in the cash and assets transferred into Crescent Operating. In the judgment of the management of Crescent Equities, the value of Crescent Operating should correspond to the amount of the cash contributed to it, since the rights contributed to Crescent Operating to acquire the Assets were recently acquired as part of arm's length transactions. There can be no assurance, however, that the IRS will not assert that the value of Crescent Operating 's stock is higher. Because of the factual nature of valuation, we are unable to render an opinion on it; however, we have no reason, based upon its experience, to believe that management's assessment of the valuation of Crescent Operating stock is incorrect.


       With respect to the Limited Partners of the Crescent Operating Partnership, the Crescent Operating stock will, in our opinion, be deemed to constitute marketable securities for purposes of section 731(c) and the regulations thereunder. As a result, the distribution of such stock will be taxable to any Limited Partner under section 731(a)(1) if and to the extent that the value of such stock exceeds the Limited Partner's basis in his partnership interest in the Crescent Operating Partnership.
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       C.     Separate Corporate Entities

       Because many, if not all, of the activities in which Crescent Operating will undertake would have an adverse impact on the status of Crescent Equities as a REIT for federal income tax purposes were such activities to be engaged in by the Crescent Operating Partnership, it is necessary to address the question of whether Crescent Operating and Crescent Equities will be treated as a corporate entity separate from and not an agent of either Crescent Equities or the Crescent Operating Partnership for federal income tax purposes. The Crescent Operating Partnership and Crescent Operating intend to establish a long-term business relationship. The facts as we understand them to be are discussed below.

       According to the Restated Certificate, Crescent Operating will serve the purpose of acting as lessee and/or operator of properties owned or to be owned by Crescent Equities, the Crescent Operating Partnership, and other property owners. The Restated Certificate also provides that one of Crescent Operating's corporate purposes is to perform the Intercompany Agreement, pursuant to which Crescent Operating and the Crescent Operating Partnership have agreed to provide each other with rights of first opportunity and notification with respect to certain transactions and investments. In addition, the Restated Certificate and Intercompany Agreement prohibit Crescent Operating from engaging in activities or making investments that a REIT could make, unless the Crescent Operating Partnership was first given the opportunity but elected not to pursue such activities or investments.

       Some similarities in the day-to-day operations of the entities will exist. For instance, Crescent Operating's senior management will be the same as that of Crescent Equities.  Five members of the Crescent Operating board will be the same as members of the Crescent Equities board, but the Crescent Operating board will include two members unaffiliated with Crescent Equities.
In addition, both entities may have some or all of the same employees, especially at the inception of Crescent Operating. Furthermore, at least initially, Crescent Operating's ownership will be the same as the ownership of Crescent Equities and the Crescent Operating Partnership. The Crescent Operating Partnership and Crescent Operating will hold themselves out to the public as separate entities, however, and will not characterize their relationship as one between principal and agent. In addition, it is contemplated that each corporation will be responsible for its own contractual obligations, although certain payment obligations of Crescent Operating related to its CBHS investment have been guaranteed by the Crescent Operating Partnership. Furthermore, the Securities and Exchange Commission has required that Crescent Operating file a registration statement on Form S-1 because its securities will be distributed to the public. Finally, and perhaps most important, the stock of Crescent Operating will be traded separately from that of Crescent Equities.
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       The general principle of separate corporate entities was advanced by the
Supreme Court in Moline Properties v. Commissioner, 319 U.S. 436 (1943), where a taxpayer sought to have the gain on sales of its real property treated as the gain of its sole shareholder and have its corporate existence ignored as merely fictitious. In Moline, the Court stated that "so long as [its] purpose is the equivalent of a business activity or is followed by the carrying on of business by the corporation, the corporation remains a separate taxable entity." Id. at
439. The Tax Court has described the degree of corporate purpose and activity requiring recognition of the corporation as a separate entity as "extremely low" and has held that mortgaging corporate property is a sufficient business activity to avoid classification as a dummy corporation. Strong v. Commissioner, 66 T.C. 12, 24 (1976). Upholding the independent existence of a one-person personal service corporation, the Tax Court concluded that "[t]he policy favoring the recognition of corporations as entities independent of their shareholders requires that we not ignore the corporate form so long as the corporation actually conducts business." Keller v. Commissioner, 77 T.C. 1014, 1031 (1981), aff'd, 723 F.2d 58 (10th Cir. 1983).

       Some of the activities leading courts to conclude that two entities constitute separate corporations have included having separate checking accounts, contracting in their own names, and holding themselves out to the public as separate corporate businesses. See, e.g., Schuerholz v.
Commissioner, 35 T.C.M. (CCH) 726 (1976) (refusing to ignore the existence separate from a partnership of an incorporated entity that engaged in such activities, despite the absence of any annual meetings, failure to issue stock, and lack of election of directors). Other business activities leading to recognition of a company as a corporate entity have included the hiring and contracting with employees, the keeping of its own books, and paying taxes.
See, e.g., Silvano Achiro v. Commissioner, 77 T.C. 881 (1981) (finding a landfill management company that engaged in such activities to be a corporate entity entitled to recognition). The Tenth Circuit found a business purpose to be lacking and disregarded corporations that "paid no dividends, had no employees, maintained no telephones, telephone listings, or separate business addresses, and engaged in no substantive business activities." Lloyd F. Noonan
v. Commissioner, 451 F.2d 992 (9th Cir. 1971) (ignoring four corporations that lacked a business purpose and concluding that partnership income attributed to the corporations was properly attributable to the sole shareholders of such corporations). Similarly, the Tax Court found bookkeeping entries and bank accounts insufficient indicators of corporate existence where a corporation owned no property, had no contracts except with a shareholder-employee, and did not enter into its own arrangements with customers to whom its shareholder-employee rendered services. Roubik v. Commissioner, 53 T.C. 365
(1969).
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       Applying these indicia of corporate existence to the proposed activities of Crescent Operating and its relationship with Crescent Equities and the Crescent Operating Partnership supports the conclusion that Crescent Operating will be considered a corporate entity separate from Crescent Equities and the Crescent Operating Partnership. Crescent Operating will enter into contracts, hire at least some of its own employees, and, most important, hold itself out to the public as a separate corporate entity. In fact, its stock will be publicly traded separately from the stock of Crescent Equities. As the court stated in Love v. United States, "[t]he decision to recognize or not to recognize the tax identity of a corporation depends upon what the corporation does, not what it is called, how many or how few own it, or how they regard it." 96 F. Supp. 919, 922 (Ct. Cl. 1951).

       Even if Crescent Equities and Crescent Operating are treated as separate entities, the non-REIT-qualified activities of Crescent Operating could be attributed to Crescent Equities if Crescent Operating were regarded as an agent for the Crescent Operating Partnership. In Commissioner v. Bollinger, the Supreme Court discussed the tax treatment of corporations purporting to be agents for their shareholders. 485 U.S. 340 (1988). The Court enumerated three factors that will lead to the finding of an agency relationship with respect to an asset: (1) the corporation acquires the asset with a written agency agreement in place; (2) the corporation functions as an agent and not as a principal; and (3) the corporation is held out to third parties as an agent. Id. at 349-50.

       According to the Restated Certificate, Crescent Operating will serve the purpose of acting as lessee and/or operator of properties owned or to be owned by Crescent Equities, the Crescent Operating Partnership, and other property owners unaffiliated with Crescent Equities. An application of the Bollinger factors to this broad language should not result in a characterization of the relationship between Crescent Operating and the Crescent Operating Partnership as one between agent and principal, especially because the Crescent Operating Partnership and Crescent Operating will not hold themselves out to the public as principal and agent.

       Based upon the foregoing, it is our opinion that Crescent Operating will be treated as a corporate entity separate from and not an agent of Crescent Equities and the Crescent Operating Partnership for federal income tax purposes.

       D.     Paired Share Issue

       Section 269B(a)(3) of the Code requires that all entities that are stapled entities be treated as a single entity for purposes of determining whether any stapled entity is a REIT. A
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"stapled entity" is defined as any group of two or more entities if more than
50 percent of the beneficial ownership in each of the entities consists of stapled interests, which are interests that, by reason of form of ownership, restrictions on transfer, or other terms or conditions, are transferred or required to be transferred in connection with the transfer of the other such interests.

       If shares of Crescent Operating were characterized as "stapled" to shares of Crescent Equities, then the REIT status of Crescent Equities could be in jeopardy because the two entities would be treated as a single entity for tax purposes. Shares of Crescent Operating will be issued independently of Crescent Equities shares and will be publicly traded separately as well, however. Furthermore, in a ruling in which the shareholders of a REIT were identical to the shareholders of its lessee, the IRS stated in dicta that having the same shareholders was not a sufficient condition to characterize the entities as stapled. P.L.R. 8705084 (Oct. 31, 1986).(2)

       Based on the foregoing, it is our opinion that the shares of Crescent Operating and Crescent Equities are not stapled interests, and that Crescent Operating and Crescent Equities will not be treated as stapled entities under section 269B(a)(3) of the Code.

       E.     Related Party Tenant Issue

       In signing the Agreement, the Crescent Operating Partnership entered into an agreement involving the purchase of an entity that could cause related party rent problems under section 856(d)(2)(B) of the Code. Although there is a possibility that a binding contract is not subject to the application of the section rules, (3) we are not relying on that position. The purpose of section 318 is to indicate in what circumstances taxpayers will be deemed to have ownership interests that they do not actually have. We believe that, whether a binding contract constitutes an option, or, arguably, actual current ownership, a court would be likely to determine that there is no attribution where there are significant contingencies




--------------------

(2) Private letter rulings do not have precedential effect, but do shed light on the thinking of the Internal Revenue Service and do constitute substantial authority under section 6662.

(3) Revenue Ruling 89-64, 1989-1 C.B. 91, (Jan. 1, 1989), distinguished between an option and a binding contract for attribution rule purposes. The ruling held that a taxpayer whose option was not exercisable for a stated period of time was nevertheless considered to have an option that resulted in tax attribution. Consequently, the language distinguishing bilateral contracts was dictum. We believe, therefore, that reliance on this ruling would be risky.
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that must be satisfied prior to closing, but that there is attribution where any contingencies are viewed as temporary or minor.(4)

       The Agreement states that the formation of Crescent Operating is a condition precedent to closing and that the failure of Crescent Equities to cause the formation and distribution of Crescent Operating will not be considered a breach entitling Magellan to specific performance. The requirement of the formation of a new corporate entity, which must be independently approved by the Securities and Exchange Commission, is clearly a significant contingency. In addition, acknowledging that ownership by Crescent Equities of an ownership interest in CBHS or entities owned by CBHS might lead to a violation of the REIT requirements of section 856 of the Code, Section 8.4 of the Agreement states that neither Crescent Equities nor any entity the assets of which would be attributed to Crescent Equities has the right, option or obligation to enter into the Contribution Agreement or to own any entities owned by CBHS and that any attempt to do so would be null and void.

       Based on the foregoing, it is our opinion that execution of the Real Estate Purchase and Sale Agreement will not be subject to the section 318 attribution rules causing Crescent Equities to be considered the owner of the Tenants and that, therefore, the rents from the Tenants should constitute rents from real property under section 856(d).

       D.     Characterization of Debt

       Debt instruments, especially instruments that are held by persons related to the debtor, may under certain circumstances be characterized for income tax purposes as equity, rather than as debt. The characterization of an instrument as debt or equity is a question of fact to be determined from all surrounding facts and circumstances, no one of which is conclusive. See Kingbay v. Commissioner, 46 T.C. 147 (1966); Hambuechen v. Commissioner, 43 T.C. 90 (1964). Among the criteria that have been found relevant in characterizing such instruments are the following: (1) the intent of the parties, (2) the extent of participation in management by the holder of the instrument, (3) the ability of the corporation to obtain funds from outside sources, (4) the "thinness" of the capital structure in relation to debt, (5) the risk involved, (6) the formal indicia of the arrangement, (7) the relative position of the obligees as to other creditors regarding payment of interest and principal, (8) the voting power of the holder of the instrument, (9) the provision of a fixed





--------------------

(4) While the Code and Treasury Regulations do not indicate the likely effect on the attribution rules of restrictions on the exercise of an option, some authority does exist. In Rev. Rul. 89-64, for instance, the IRS held that the requirement that a certain period of time pass before an option would be exercisable was not a sufficient contingency to prevent attribution. 1989-1 C.B. 91. In contrast, in a private letter ruling, the IRS ruled that a right of first refusal would not trigger attribution because the right to purchase was subject to a contingency (i.e., the obligor's decision to sell).
P.L.R. 8106008 (Oct. 21, 1980).
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rate of interest, (10) the contingency of the obligation to repay, (11) the source of the interest payments, (12) the presence or absence of a fixed maturity date, (13) a provision for redemption by the corporation, (14) a provision for redemption at the option of the holder, and (15) the timing of the advance with reference to the organization of the corporation. Fin Hay Realty Co. v. United States, 398 F.2d 694 (3d Cir. 1968).

       The Note possesses a number of attributes weighing in favor of debt treatment. For instance, the Note is clearly denominated as debt, has a fixed maturity date of five years, provides for the return of interest on the principal amount at a rate of 12 percent per annum, and is secured by the Assets. In addition, Crescent Equities and the Crescent Operating Partnership have represented that the value of the Assets exceeds the outstanding balance of the Note and that, based upon internal projections, they anticipate that the Note will be repaid in accordance with its terms. Crescent Equities and the Crescent Operating Partnership have also represented that the interest provided for under the Note represents a commercially reasonable rate of interest. In addition, based on our experience and an examination of the Note, the interest appears to represent a commercially reasonable rate of interest.

       Based on the foregoing, it is our opinion that the Note constitutes debt for federal income tax purposes. Accordingly, it will not constitute an ownership interest which could cause Crescent Equities to be considered an owner of the Tenants under the section 318 attribution rules. Further, it is our opinion that amounts designated as interest by the Note will be treated as interest for purposes of the 75 percent and 95 percent gross income tests of section 856(c).

  F.   Asset Test

       Under section 856(c)(5)(B) of the Code, a REIT cannot own more than 10 percent of the outstanding voting securities of a single issuer. Since April 1, 1997, Crescent Equities has held more than 10 percent of the outstanding securities of Crescent Operating through the Crescent Operating Partnership.
Section 856(c) also provides, however, that a REIT that does not meet the asset test requirements at the end of a quarter due to a discrepancy existing immediately after the acquisition of property will not lose its status as a REIT provided that it eliminates the discrepancy within 30 days after the close of the quarter. Example 4 of section 1.856-2(d)(4) of the Treasury Regulations describes a situation where a REIT violates the 25 percent asset test of section 856(c)(5)(B) for a certain quarter by acquiring additional securities, but, because the REIT eliminates the discrepancy within 30 days after the end of the quarter, it will be considered to have met the requirements of section 856(c)(5) for such quarter.
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       Based on the foregoing, because Crescent Equities will distribute the stock in Crescent Operating to its shareholders within thirty days of the close of the quarter during which it acquired such stock, Crescent Equities will be considered to have met the requirements of section 856(c)(5) of the Code for such quarter.

  III. Additional Limitations

       The foregoing opinions are limited to the specific matters covered thereby and should not be interpreted to imply that the undersigned has offered its opinion on any other matter.

                                     Very truly yours,

                                     SHAW, PITTMAN, POTTS & TROWBRIDGE


                                     By: /s/ CHARLES B. TEMKIN, P.C.
                                        ------------------------------------
                                        Charles B. Temkin, P.C.